Ellsworth Growth and Income Fund Ltd.

One Corporate Center

Rye, New York 10580-1422

August 31, 2017

VIA EDGAR AND ELECTRONIC MAIL

Anu Dubey

Division of Investment Management

Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

RE:	Ellsworth Growth and Income Fund Ltd.
(File Nos. 333-219322 and 811-04656)

Dear Ms. Dubey:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Ellsworth Growth and Income Fund Ltd. (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on August 31, 2017, or as soon thereafter as reasonably practicable.

Very truly yours,

Ellsworth Growth and Income Fund Ltd.

By:	/s/ James A. Dinsmore
	Name:	James A. Dinsmore
	Title:	President